Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: sdoney@caneclark.com

October 4, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Meagan Caldwell
Re: Davi Skin, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the Fiscal Quarter ended June 30, 2005
Form-10QSB for the period ended March 31, 2005
File No.: 0-32843

________________________________________________________________________________

We write on behalf of Davi Skin, Inc. (the “Company”) in response to Staff's letter of September 19, 2005 signed by Rufus Decker Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10KSB and Forms 10QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit proposed Amended Financials to the Form 10KSB (the “First Amended 10-KSB") and proposed Amended Financials to the Form 10QSB (the “First amended 10QSB”) to represent the changes that will be made and filed when all comments have been satisfied in you review process. The Company has also committed to similarly amend its most recent Form 10QSB for the period ended June 30, 2005 to conform to these changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the year ended December 31, 2004

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

In response to this comment, the Company acknowledges this request regarding revisions.

2.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

● the company is responsible for the adequacy and accuracy of the disclosure in their filings;
● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United states.

In response to this comment, the Company has attached a letter that includes the referenced acknowledgements.

Item 1. Description of Business, page 3

3.
Your response to our comment 2 does not include what your revision will look like in your future filings. As previously requested, please expand your disclosure to include information regarding the sources and availability of your raw materials.

In response to this comment, we have attached to this letter a revised section on “New Business Focus” under Item 6 which contains the additional proposed disclosure updated to the current date on availability of raw materials that will appear in future filings. For your convenience, we have also faxed you a redlined version of this revised section.

4.
Your response to our comment 3 does not include how your revision will appear in your future filings. As previously requested, please expand your disclosure to include a discussion regarding the significant terms of the contract you entered into with the formulator for your skin crème products. Please include in your disclosure the timing and amount of any significant payments which you are obligated to make under this arrangement.

In response to this comment, we have attached to this letter a revised section on “New Business Focus” under Item 6 which contains the additional proposed disclosure updated to the current date on the formulator agreements that will appear in future filings. For your convenience, we have also faxed you a redlined version of this revised section.

Item 5. Market for common Equity and Related Stockholder Matters, page 9

Market Information, page 9

5.
Your disclosure regarding the range of high and low bid quotations for your common stock does not appear to have given retroactive effect for the 500 for 1 reverse stock split, which occurred in June 2004 for the fiscal quarters ended June 30, 2004 and prior. Please revise your disclosure.

In response to this comment, we have attached to this letter a revised section on the bid quotations as requested that will appear to the extent applicable in future filings. For your convenience, we have also faxed you a redlined version of this revised section.

Report of Independent Registered Public Accounting Firm, page F-1

6.
The explanatory paragraph included in your auditors’ report references Note 9 to the financial statements regarding the restatement relating to the overstatement of general and administrative expenses for the year ended December 31, 2004. Your auditors have also dual dated their report, referencing this note. However, the proposed amendment which you included in your response includes information relating to this restatement in Note 8 to the financial statements, rather than in Note 9. Please obtain from your auditors a revised audit opinion, which references the correct note to the financial statements, or revise your notes to the financial statements to present information relating to the restatement in Note 9 rather than in Note 8.

In response to this comment, the Company has obtained a revised audit opinion containing the requested corrections. The Company has included the revised audit opinion in this response. For your convenience, we have also faxed you a redlined version of this revised section.

7.
The explanatory paragraph included in your auditors’ report does not reference the restatements related to the classification of the deficit in stockholders’ equity which resulted from the operations of MW Medical and the classification of cash received from notes payable in your statements of cash flows. Please obtain an updated opinion from your auditors, which references these restatements.

In response to this comment, the Company has obtained a revised audit opinion containing the requested corrections. The Company has included the revised audit opinion in this response. For your convenience, we have also faxed you a redlined version of this revised section.

Financial Statements

Balance Sheet, page F-2

8.
The amended balance sheet and Note 8 to your financial statements included in your response to us reflect the prepaid portion of the consulting contract in the equity section of your balance sheet. Please tell us how you determined this should be presented as a contra-equity. Please include in your response the terms and conditions included in the contract that you considered in determining that this should be amortized over the life of the contract, rather than expensed as you initially recorded the transaction. Please also disclose the information required by paragraph 32 of SFAS 95 regarding this and other non-cash activities.

In response to this comment, the Company entered into two consulting agreements with a three year term for which stock was issued as a prepayment for the agreements. The contracts require the consultants to perform services over a three year term and the consultants cannot perform their services at any rate differing from the three year term. The Company classified the prepayment as a contra-equity because stock, rather than cash was given as compensation for the transaction. The Company felt that this would be the more conservative approach to recording the transaction. Further, the Company has revised its footnote disclosure to more clearly state this position and the details of the transactions. The Company has also complied with the requirements of paragraph 32 of SFAS 95 and has expanded its disclosure of it non-cash activities.

Statement of Stockholders’ Equity, page F-4

9.
We reviewed your proposed revised statement of stockholders’ equity. Your statement of stockholders’ equity does not equal the activity presented in your proposed revised balance sheet. it appears as though the prepaid consulting expense included in your revised balance sheet is not reflected in a column in your statement of stockholders’ equity. Please revise accordingly.

In response to this comment, the Company has revised the presentation of the statement of stockholders’ equity to comply with this comment.

10.
We reviewed your proposed revision to your statement of stockholders’ equity, in which you have reflected the deficit in stockholders’ equity which resulted from the operations of MW Medical as an adjustment to accummulated deficit during development stage. Please ensure your amended Form 10-KSB for the year ended December 31, 2004 and your subsequent Forms 10-QSB includes the required disclosures addressing this restatement.

In response to this comment, the Company confirms that it will ensure that the amended Form 10-KSB for the year ended December 31, 2004 and its subsequent Forms 10-QSB will include the required disclosures addressing the restatement.

Statements of Cash Flows, page F-5

11.
We reviewed your proposed revision to your statements of cash flows regarding cash received from notes payable. your proposed revision has not classified all cash received from notes payables in financing activities. Your proposed disclosure still includes a portion of the cash received from notes payable in operating activities. Please tell us how you determined a portion of your cash received from notes payable was considered to be an operating activity rather than a financing activity. If after reconsidering you determine the cash received from this notes payable should be included in financing activities, rather than in operating activities, please amend your filing to reflect his change. Please ensure your amended Form 10-KSB for the year ended December 31, 2004 and your subsequent Forms 10-QSB include the required disclosures addressing this restatement related to the classification of notes payables from operating activities to financing activities.

In response to this comment, the Company has reconsidered and determined that the cash received from the Notes payable should be included in financing activities, rather than operating activities, and has thus revised the statement of cash flows to reflect this correction. The Company will ensure that this revision is reflected in the amended Form 10-KSB for the year ended December 31, 2004 and subsequent forms 10-QSB.

Stock-based compensation, page F-8

12.
We read your response to our comment 13 and revised disclosure. Your revised disclosure indicates that the stock price at the grant date was $3.00 per share. Based on your revised disclosure included in Note 6 relating to the 325,000 shares of common stock issued for $2,634,375 for consulting services, it appears as though these shares were issued at $8.11 per share. As previously requested, please tell us what consideration you gave to the apparent difference between these per share amounts.

In response to this comment, the Company has reviewed its valuation and the timing of the stock grant and has determined that the valuation should have actually been 50 cents per share based on the stock sales made at the time, the almost complete lack of trading volume in the market at the time the consulting agreements were negotiated, the price of option grants to these same consultants and the restrictive nature of the stock granted. Thus, the Company has revised its entries throughout as well as Note 6 to reflect this valuation consistently. The Company has also included a more detailed discussion of the respective issuance prices of each of the transactions discussed.

13.
We read your response to our comment 15. Based on your response to our comment 12, we acknowledge that no stock options were issued to employees during the fiscal year ended December 31, 2004. However, paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148 are applicable to stock options issued to non-employees. As previously requested, please revise your disclosure accordingly.

In response to this comment, the Company has revised its disclosures in compliance with the requirements of paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Comments applicable to your overall filing

14.	Please address the comments above in your interim Forms 10-QSB as well.

In response to this comment, the comments above have also been addressed in the Company’s Forms 10-QSB and appropriate revisions have been made to these documents.

Financial Statements

Statements of Cash Flows, page F-3

15.
We reviewed your proposed revision to your statements of cash flows, in which you have reflected the changes in your certificate of deposit as an investing activity rather than as an operating activity. Please ensure your amended Forms 10-QSB for the fiscal quarter ended March 31, 2005 and for the fiscal quarter ended June 30, 2005 include the required disclosures addressing this restatement.

In response to this comment, the Company will ensure that the changes regarding the certificate of deposit will be properly reflected in the amended Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Statement of Stockholders’ Equity, page F-4

16.
Your disclosure includes a transaction, which occurred in 2005 and is described as an issuance of common stock related to consulting services. Based on your disclosure, you have not included the number of shares that were issued and the corresponding par value related to that issuance. In addition, it does not appear as though this corresponding amount has been reflected in your statement of operations. If our understanding of this transaction is incorrect, please tell us how no common stock and related par value should be recorded and how this was reflected in your statement of operations, including the line item this was recorded in. If our understanding is correct and this transaction should have been included in your financial statements, please amend your financial statements to reflect this. In doing so, please file an amended Form 10-QSB in its entirety and include updated certification. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures.

In response to this comment, the Company advises that the description in the Statement of Stockholders Equity was incorrectly labeled and should have been marked as Common Stock Issued in Private Placement as it reflects the sale of equity in the two offerings which are now discussed in new footnote no. 5. As the statement of stockholders’ equity has been removed from the 10-Q filings, no further changes are shown.

Notes to Financial Statements

17.
In your Form 10-QSB for the fiscal quarter ended March 31, 2005, you disclosed in Note 4 to the financial statements and Item 2 that you raised approximately $1.8 million, net of issuance costs related to two separate offerings. You disclosed in Item 2 in your Form 10-QSB for the fiscal quarter ended June 30, 2005 that you raised approximately $0.4 million, net of issuance costs related to two separate offerings. You disclosed that in each of these offerings, funds were raised by selling units, in which each unit consisted of two shares of your common stock and one warrant to purchase an additional share of your common stock at $4.50, exercisable for 24 months. As previously requested, for each of these offerings, please expand your disclosure to include the following:

● the date of each offering,
● the number of units sold in each offering,
● the price paid for each unit,
● the value of your common stock at the date of each of the offerings, and
● the vesting period of the warrants.

Please tell us how the above transactions were reflected in your financial statements for the fiscal quarter ended June 30, 2005 and how they will be reflected in your financial statements for the fiscal quarter ended September 30, 2005, including the specific line items affected.

In response to this comment, the Company has added footnote no. 5 to the financial statements for the quarters ended March 31 and June 30, 2005 that provides the requested information. These transactions are reflected as an increase in cash, common stock and paid-in-capital, and also discussed in the footnotes. The financial statements for the quarter ended September 30, 2005 will provide similar disclosures.

18.
Please expand your disclosure to include a note to the financial statements, which discusses your common stock issuances as presented in your statement of stockholders’ equity and the activity you have included in Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

In response to this comment, disclosures have been added in footnotes to more fully address the common stock activity during the quarters ended March 31 and June 30, 2005. Additionally, the statement of stockholders’ equity has been removed.

2. Description of Business History and Summary of Significant Policies, page F-5

Stock-based compensation, page F-8

19.
You disclosed that you did not grant any stock options to employees during the period from March 21, 2004 (date of inception) through March 31, 2005. Please confirm to us that you did not grant any stock options during the period from April 1, 2005 through June 30, 2005. If you did in fact grant stock options, please revise your disclosure accordingly.

In response to this comment, the Company confirms that it did not grant any stock options during the period from April 1, 2005 through June 30, 2005.

Form 8-K

20.
Your response includes a note to the financial statements, which references your restatement due to a consulting contract that was initially expenses, rather than amortized over the life of the contract. Please file and Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required.

In response to this comment, the Company confirms that it will file a Form 8-K, Item 4.02 with regard to the referenced restatement upon completion of this review and the filing of the amended Forms 10-K and 10-Qs. The delay in filing is so that the restatements can be confirmed and filed simultaneously with the annual and quarterly reports. A draft copy of the Form 8-K is attached for your reference.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane

September 22, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Meagan Caldwell

Re: Davi Skin, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the Fiscal Quarter ended June 30, 2005
Form-10QSB for the period ended March 31, 2005
File No.: 0-32843

In response to Item 2 of Staff's letter of September 19, 2005 signed by Rufus Decker Accounting Branch Chief of the United States Securities and Exchange Commission regarding the above-referenced Form 10KSB and Forms 10QSB (the “Comment Letter”), the Company hereby acknowledges that:

1. The company is responsible for the adequacy and accuracy of the disclosure in their filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

3. The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Parrish Medley
Parrish Medley
Chief Executive Officer
Davi Skin, Inc.

Business Focus

Our current plan of operations is to aggressively pursue the development, manufacture, distribution and sale of our new planned skin care line of products. We are currently in the process of developing this skin crème product line. Once these products are complete, we plan to start manufacturing and marketing them to consumers through high-end retailers and distributors.

1.	Development

We are currently in the development process, which we see as involving two basic phases: (1) creating the products with a formulator; and (2) testing the formulations as they are developed.

In the first quarter of 2004, we entered into a Consulting Agreement with Barlo Labs to create a series of skin crème products. Each product was considered a separate project and the agreement called for the payment of $7500 per project to Barlo Labs, one-third payable on initiation, one-third on the approval of the formulation and one-third on the completion of the project. There is an additional payment of $500 due per project if packaging compatibility is required. We are also required to pay for travel and other expenses for safety testing and manufacturing of test batches made for submissions and product evaluation.

In August 2005, Barlo had completed and billed us for four projects, including the creation of an:

1.	Eye Cream;
2.	Revitalizing Moisturizer;
3.	Daily Moisturizer with an SPF rating for sun protection;
4.	Intensive treatment serum; and

In July 2005, we entered into a Technical Assistance Agreement with Raffaello Research Laboratories, Inc. for the formulation, testing and evaluation of the following five products:

1. Cleanser
2. Toner
3. Lip Treatment
4. Face Clay Mask
5. Face Scrub Exfoliant

In addition, Raffaello will be providing us with assistance in the selection of outside manufacturers and raw material suppliers and a review of label copy and promotional materials. Raffaello is paid on a monthly basis at a rate of $4,000 per month beginning July 18, 2005 through July 17, 2006, plus reasonable out of pocket expenses. This payment can be renegotiated at any time with 30 days written notice from Raffaello based on excessive or unreasonable requests on Raffaello’s time during the contract term. No products have been developed as a result of this agreement at this time.

We have developed these formulations with a proprietary bio complex blend of 10 different raw materials, which we intend to be consistent across all of the products we develop. The key items will be the materials containing the anti-oxidant properties that are believed to help fight free radical damage caused by sunlight, stress and other environmental factors. Other key ingredients used in these formulas have been selected for their efficacy in helping to correct existing damage and thereby also supporting our anti-aging goals.

We have entered into a Pomace Requirements Agreement with two wineries for the purchase of all our requirements of Pomace in the manufacture of our products. We have agreed to pay one cent ($0.01) per ton of Pomace delivered and the cost of shipping. We estimate that we will be able to fulfill all of our requirements for Pomace through these two agreements. Other raw materials necessary for the production of our products will ultimately be sourced and obtained by our manufacturer when we have entered into a manufacturing agreement. We currently do not have a complete list of raw materials, but believe that the anticipated raw materials for our products will be readily available from various sources at reasonable costs for the production of our products.

We have provided the formulator with our product profile for each of these products which involve a desired list of ingredients along with product features and benefits. We are currently in the process of evaluating and making adjustments to the formulations. Our goal is to create an end product that provides consumers with a pleasurable sensory experience, most particularly smell and touch, along with the anti-aging cosmetic results we plan to promote.

We consider these formulations as they are being developed and tested to be proprietary, and thus have been and will remain on guard to protect the details of our developing product mix.

We plan to be through the formulation portion of the development process shortly so that we can commence testing of the products before manufacturing. Our testing will be conducted by the company we hire to manufacture our products. We intend to test all of the products for stability and compliance with the Cosmetic Toiletry Fragrance Association (“CFTA”) standards, a self-regulatory organization for the cosmetic industry. This will include various types of tests, including product safety, preservative efficacy, package stability, and assay testing for all products, including over the counter ingredients. Testing stability involves a three month period where analysts are looking for changes in viscosity (thickness), appearance and odor at various temperatures to help determine shelf life, expiry dates, and other things.

As the products are expected to be sold over the counter, we do not anticipate needing or obtaining any Federal Food and Drug Administration approvals and we do not plan on doing any clinical testing of any kind. The products containing SPF or any other over the counter ingredients, however, will need to meet FDA testing regulations and the global standards for sales in countries other than the United States.

2.	Manufacture

We are in the process of choosing a manufacturer for our product line, and expect to complete our review and enter into a manufacturing agreement shortly. Once engaged, the manufacture will be expected to test our initial product formulations during a four to six week period. During this testing, we expect to be making further adjustments to our formulations, requiring that new batches of each product be produced following each change.

Once the formula is fixed for each product, the manufacturer will create a commercial batch of each product, bottle and package the products for us. We are also in the process of choosing all the peripheral items involved in the manufacturing and marketing process, including:

a.	the shape and size of the product containers;

b.	the types of caps;
c.	the packaging;
d.	the logo and label designs; and
e.	unit cartons.

3.	Marketing and Distribution

Currently, we have no distribution agreements; however, we have contacted a number of distributors and retailers and are exploring several different methods of marketing the products once manufactured. We intend to seek an exclusive arrangement, at least for a time period, with high-end retailers in the US for the initial sale of our products. Management believes this will help establish us in the marketplace as a quality provider of skin crème products.

We plan to complete our initial manufacturing of the products during the second quarter of 2005, with the ultimate goal of shipping our first product to stores by the end of the second quarter or first part of the third quarter.

Our total assets as of December 31, 2004 were $867,861. Our asset largely included cash in the amount of $819,802. Nearly all of our assets, were acquired as part of the Merger and acquisition of the new business.

Fiscal Year Ending December 31, 2004
Quarter Ended	High $	Low $
March 31, 2004	20.04	5.00
June 30, 2004	10.00	5.00
September 30, 2004	5.00	3.00
December 31, 2004	5.25	2.75

Fiscal Year Ending December 31, 2003
Quarter Ended	High $	Low $
March 31, 2003	10.00	0.00
June 30, 2003	5.00	0.00
September 30, 2003	5.00	0.00
December 31, 2003	20.00	0.00

Smith &Company
A Professional Corporation of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Daviskin, Inc. (formerly MW Medical, Inc.)
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Daviskin, Inc. (formerly MW Medical, Inc.) (a Nevada development stage corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daviskin, Inc. (Formerly MW Medical, Inc.) (a development stage company) as of December 31, 2004, and the results of its operations, changes in stockholders' equity, and its cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company currently has cash flow constraints, an accumulated deficit and has no operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 8, an error involving a misclassification of an equity item and an error resulting in overstatements of previously reported general and administrative expenses for the year ended December 31, 2004 were discovered during the current year. Accordingly, the 2004 balance sheet, statement of stockholders’ equity, and statement of operations have been restated to correct the errors.

/s/ Smith & Company CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
April 14, 2005, except Note 8
Which is dated September 2, 2005

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
December 31, 2004

ASSETS

Current Assets
Cash		$506,131
Certificate of deposit		312,952
Prepaid expenses (Note 3)		9,375
	TOTAL CURRENT ASSETS	828,458
Fixed assets, net of accumulated depreciation of $3,409		35,703

Other Assets
Deposits		3,700
	TOTAL ASSETS	$867,861
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable		$39,160
Short term note payable (Note 4)		10,500
Notes payable - related parties (Note 5)		210,000
	TOTAL CURRENT LIABILITIES	259,660
Stockholders’ Equity Preferred stock; $.001 par value; 10,000,000 shares authorized, and no shares issued and outstanding		0
Common stock; $.001 par value; 90,000,000 shares authorized, 10,713,360 shares issued and outstanding		10,713
Additional paid-in capital		2,504,063
Prepaid Consulting Expense		(114,584)
Stock subscriptions receivable		(8,200)
Accumulated deficit during development stage		(1,783,791)
	TOTAL STOCKHOLDERS’ EQUITY	608,201
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$867,861

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2004	For the quarter Period from March 21, 2004 (Date of Inception) through December 31, 2004
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	0	0

Operating Expenses
Selling, general and administrative	821,255	821,255
Depreciation	3,409	3,409
Consulting fees	705,840	705,840
Professional fees	50,432	50,432
	1,580,936	1,580,936
(Loss) From Operations	(1,580,936)	(1,580,936)

Other income (expenses)
Interest expenses	(10,000)	(10,000)
Interest income	5,198	5,198
	(4,802)	(4,802)
NET (LOSS)	(1,585,738)	(1,585,738)
Basic and diluted (loss) per common share	(.15)	(.15)
Basic and diluted weighted average common shares outstanding	10,521,806	10,521,806

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 21, 2004 TO DECEMBER 31, 2004

	Preferred Stock		Common Stock		Stock Subscription Receivable	Accumulated Additional Paid-In Capital	Deficit During Development Stage	Pre-paid Consulting Expense	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, 3/21/04 (Date of Inception)	0	$ 0	0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock to founders, $.001 per share	0	0	8,200,000	8,200	(8,200)	0	0	0	0
Issuance of common stock, weighted average price of $.50 per share	0	0	1,545,634	1,546	0	763,802	0	0	765,348
Issuance of common stock related to acquisition of MW Medical, Inc.	0	0	642,729	642	0	0	(198,053)	0	(197,411)
Issuance of common stock related to consulting services	0	0	325,000	325	0	162,175	0	0	162.500
Prepaid consulting expense related to stock issuance	0	0	0	0	0	0	0	(1,763,021)	(1,763,021)
Stock options issued to outside parties	0	0	0	0	0	1,578,086	0	0	1,578,086
Net Loss	0	0	0	0	0	0	(1,585,738)	0	(1,585,738)

Balance, 12/31/04	0	0	10,713,360	10,713	(8,200)	4,975,938	(1,783,791)	(1,763,021)	608,201

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period from March 21, 2004 Date of inception through December 31, 2004
OPERATING ACTIVITIES
Net (loss)	$ (1,585,738)
Adjustments to reconcile net (loss) to net
cash used in operating activities:
Stock-based compensation and expenses	940,392
Depreciation and amortization	3,409
Accrued interest	10,000
Changed in operating assets and liabilities:
Certificate of deposit	(312,952)
Prepaid expenses	(13,075)
Accounts payable	39,160
Net Cash (Used) By
Operating Activities	(918,804)
INVESTING ACTIVITIES
Purchase of fixed assets	(39,112)
Net Cash (Used) By Investing Activities	(39,112)

FINANCING ACTIVITIES
Proceeds from short term notes payable	10,500
Proceeds from note payable related party	200,000
Proceeds from stock issuances	1,253,548
Net Cash Provided by Financing Activities	1,464,048

Net change in cash and cash equivalents	506,132

Cash beginning of period	0

Cash end of period	$ 506,132

NONCASH ACTIVITIES

Issuance of common stock related to prepaid consulting fees	$ 162,500

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History -On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided that the  Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a quasi-reorganization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $2,049,175 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Management feels that the cash flows generated from private placement memorandum offerings of its common stock with provide enough working capital to sustain the Company until it becomes a fully operating entity.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when products are sold and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments -Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock options are antidilutive when the results from operations are a net loss, as is the case for the year ended December 31, 2004, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Research and Development - The Company expenses research and development costs as incurred. These costs totaled $10,625 for the year ended December 31, 2004.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $3,635,651 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through December 31, 2004.

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Recent pronouncements -In September 2004,. The Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 04-08. “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which requires the inclusion of shares related to contingently convertible debt instruments for computing diluted earnings per share using the if-converted method, regardless of whether the market parice contingency has been met. EIFT 04-08 will be effective for all periods ending after December 15, 2004 and includes retroactive adjustment to historically reported diluted earnings per share. The adoption of EITF Issue No. 04-08 does not currently have an impact on the Company’s operating results or financial position.

In November2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, and amendment of Accounting Research Board No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Recent Pronouncements (continued)--No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 does not currently have an impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock-based Compensation.” This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company previously adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” in the second quarter of 2003, and restated prior periods at that time. Accordingly, the Company is unable to determine at this time the impact of SFAS No. 123(R) will have on its balance sheet or income statements.

2. FIXED ASSETS.

Fixed assets consist of the following as of December 31, 2004:

Furniture and fixtures	$22,202
Computer equipment	16,910
39,112
Less: accumulated depreciation	3,409

Fixed assets, net	$35,703

3.	PREPAID EXPENSES.

During 2004, the Company contracted with a formulator to develop skin care products. As part of the contract, the formulator received a prepayment of $20,000. Based on expected completion dates for the formulas, the Company determined that $10,625 had been used at the end of the year, resulting in a remaining overpayment of $9,375.

4.    SHORT TERM NOTE PAYABLE

During the year, the Company entered into an agreement to purchase furniture in anticipation of relocating its offices. The total principal of $10,500 is due in May 2005. The note carries a 0% interest rate.

5.	NOTE PAYABLE - RELATED PARTIES

The Company owes $200,000 to the former President of MW Medical. The note was due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $10,000 has been recorded.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. CAPITAL STOCK TRANSACTIONS.

Preferred stock - The authorized preferred stock is 10,000,000 shares at $0.001 par value. As of December 31, 2004, there were no preferred shares issued or outstanding.

Common stock - The authorized common stock is 90,000,000 shares at $0.001 par value. On March 21, 2004, the Company issued 8,200,000 shares of its common stock to its founders at $0.001 per share in consideration for stock subscriptions receivable totaling $8,200. In April 2004, the Company issued 1,545,634 shares of its common stock to 55 individuals through a private placement memorandum at a weighted average cost of $0.50 per share in consideration of cash totaling $765,348.

In June, the Company entered into consulting agreements in which it agreed to issue 325,000 shares of common stock to three individuals. 50,000 shares were issued after the consulting services were performed. Those shares were valued at $25,000 and were expensed as incurred. The two remaining contracts required consulting services to be performed over a three year period. The 275,000 shares associated with these contracts were issued prior to the performance of the required services and were valued at $137,500. The valuation was based on a number of factors, including: (a) the fact that there was little or no volume on the companies stock at the time of the agreements; (b) the shares as issued were restricted and thus not tradable; (c) the company had just done a 500 to one reverse stock split and thus the price in the market was not reliable; (d) the Company was not operational at that time and had just completed a reverse acquisition; (e) at about the same time, the Company had been selling restricted shares in a private exempt offering at 50 cents per share and had been issuing options at the same price. The contracts for the 275,000 shares will be amortized over the three year term of these agreements. Since the contracts were compensated through the issuance of common stock, the prepaid portion of the consulting expense has been recorded as a contra-equity account. The services were valued at $162,500. At December 31, 2004, $ 47,916 has been used and expensed as consulting and professional fees.

As discussed in Note 1, the Company had completed the Merger Transaction on June 21, 2004. As a result, the outstanding common stock of the Company prior to the Merger Transaction totaling 667,726 shares has been accounted for as if such shares were issued since this transaction and has been accounted as a quasi-reorganization or reverse-merger.

7.	COMMON STOCK OPTIONS

The Board of Directors administers the Company’s stock option plan which provides fro the granting of rights to purchase shares to the Company’s directors (including nonemployee directors), executive officers, key employees, and outside consultants. As of December 31, 2004, all options issued under this plan were issue to non-employee outside consultants. No options have been issued to employees. The Board of Directors sets the vesting period and exercise price on a per issuance basis as determined by the purpose of the individual issuance.

During the year, the Company issued common stock options to non-employee outside consultants. The Company issued 415,000 options with an exercise price of $.50 and 20,000 options with an exercise price of $1.00. Using the Black-Scholes option pricing model, the fair value of the options was determined to be $1,081,092. During the process determining the fair value of the options granted, the Company also took into consideration the vesting and exerciseability conditions, the service period, and the probability that performance or service conditions will be satisfied. The results of this consideration are reflected in the assumptions used in the Black-Scholes option pricing model as set forth below.

The following table summarized stock option activity for the option plan:

Options issued      Options issued
to non-employees    to non-employees
   at $.50         at $1.00

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

Number of options granted	415,000	20,000
Grant date	July 30, 2004	August 26, 2004
Vesting period for options granted	0 Days	0 Days

Assumptions used to calculate expense using the
Black-Scholes Option Pricing Model:
Stock price at grant date	$3.00	$3.00
Exercise price	$.50	$1.00
Expected life of option	6 months	6 months
Annualized Volatility	105.0%	105.0%
Annual rate of quarterly dividends	0.0%	0.0%
Discount Rate-Bond Equivalent Yield	1.74%	1.74%

 8.   CORRECTION OF ERRORS

The Company erroneously recorded prepaid consulting expense as an expense when it should have been amortized over the life of the contract. Corrections have been made to properly classify the unamortized portion of the contract as an equity item, since stock was issued as consideration for the contract, and remove the unamortized portion of the contract from the statement of operations.

The Company erroneously recorded an accumulated deficit in stockholders’ equity as a reduction to additional paid in capital. Corrections have been made to properly classify the accumulated deficit.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

CONSOLIDATED BALANCE SHEET (UNAUDITED)
March 31, 2005

ASSETS
Current Assets
Cash		$1,921,750
Certificate of deposit		153,862
	TOTAL CURRENT ASSETS	2,075,612
Fixed assets, net of accumulated depreciation of $6,064		33,048
Other Assets
Deposits		3,700
	TOTAL ASSETS	$ 2,112,360

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$ 63,432
Short term note payable	10,500
Notes payable - related parties	215,000
Funds received Pending Stock Cert. Issuance	1,519,091
TOTAL CURRENT LIABILITIES	1,808,023

Stockholders' Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized, and no shares issued and outstanding	0
Common stock; $.001 par value; 90,000,000 shares authorized, 10,718,360 shares issued and outstanding	10,718
Additional paid-in capital	2,514,058
Prepaid consulting expense	(103,126)
Accumulated deficit during development stage	(2,117,313)
TOTAL STOCKHOLDERS' EQUITY	304,337
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,112,360

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the quarter Ended March 31, 2005	Period from 3/24/2004 (Date of Inception) to March 31, 2005
Revenues	$ 0	0
Cost of revenues	0	0
Gross Profit (Loss)	0	0

Operating Expenses
Selling, general and administrative	130,682	951,937
Depreciation	2,655	6,064
Consulting fees	149,936	855,776
Professional fees	46,725	97,157
	329,998	1,910,934
(Loss) From Operations	(329,998)	(1,910,934)

Other income (expenses)
Interest expenses	(5,000)	(15,000)
Interest income	1,476	6,674
	(3,524)	(8,326)
NET (LOSS)	(498,366)	(1,919,260)
Basic and diluted (loss) per common share	(.03)
Basic and diluted weighted average common shares outstanding	10,521,806

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the quarter Ended March 31, 2005	Period from 3/24/2004 (date of inception) March 31, 2005
OPERATING ACTIVITIES
Net (loss)	$ (333,522)	$ (1,919,260)
Adjustments to reconcile net (loss) to net
Cash used in operating activities:
Stock-based compensation and expenses	0	940,392
Prepaid consulting expense	11,458	11,458
Depreciation and amortization	2,655	6,064
Accrued interest	5,000	15,000
Changed in operating assets and liabilities:
Certificate of Deposit	159,090	(153,862)
Prepaid expenses	9,375	0
Deposits	0	(3,700)
Accounts payable	24,272	63,432

Net Cash (Used) By Operating Activities	(121,672)	(1,040,477)

INVESTING ACTIVITIES

Purchase of fixed assets	0	(39,112)

Net Cash (Used) ByInvesting Activities	0	(39,112)

FINANCING ACTIVITIES
Short term notes payable	0	10,500
Notes payable-related party	0	200,000
Proceeds from stock transactions	1,537,291	2,790,839

Net Cash Provided by Financing Activities	1,537,291	3,001,339

Net change in cash and cash equivalents	1,415,619	1,921,750
Cash beginning of period	506,131	0
Cash end of period	$ 1,921,750	$ 1,921,750
NONCASH ACTIVITIES
Issuance of common stock related to prepaid consulting fees	0	2,634,375
0

See Accompanying Notes to Consolidated Financial Statements.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History - On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a quasi-reorganization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises.” A development-stage enterprise is one in which planned principal operations have not commenced or, if its operations have commenced, there has been no significant revenue there from.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $4,134,017 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents - The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Fixed Assets (continued)
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments - Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments,” requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended March 31, 2005 and from inception to March 31, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of March 31, 2005, the Company has available net operating loss carryovers of approximately $4,000,000 that will expire in various periods through 2026. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through March 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through March 31, 2005, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employee’s options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3. RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $15,000 has been recorded. During the quarter, the creditor agreed to extend the due date of the note until December 31, 2005.

4. STOCK ACTIVITY

During the quarter, the Company issued 5,000 shares of common stock as a result of options being exercised. The options were exercised at $2 per share resulting in proceeds of $10,000.

During the quarter, the Company sold equity securities through two separate offerings without registration under the Securities Act of 1933. Shares purchased through the offerings were not issued until April 2005, however, proceeds from the sales were received prior to March 31, 2005. Consequently, at March 31, 2005, the Company has booked a liability of $1,519,091 pending the stock issuance. All of the stock purchased was subsequently issued in April, 2005.

5. EQUITY SECURITIES OFFERINGS

In January of 2005, the Company commenced two separate equity securities offerings. The first offering, exempt from registration under Regulation S of the Securities Act of 1933 (“Reg. S Offering”), is targeted to Non-United States investors, and the second offering, exempt from registration under Rule 506 of

Regulation D of the Securities Act of 1933 (“Reg. D Offering”) is targeted to domestic investors. Both offerings allow the investor to purchase one unit, consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.50, exercisable for 24 months. The purchase price of each unit is $6.00. The market price of the Company’s common stock on the date of offering was $5.25. There is no vesting period for the warrants; however, they are only exercisable for 24 months from the date of purchase. At March 31, 2005, 173,947 units had been sold from the Reg. S Offering and 146,751 units had been sold from the Reg. D Offering.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October __, 2005

DAVI SKIN, INC.
---------------------------
(Exact name of registrant as specified in its charter)

NEVADA	001-14297	86-0907471
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

301 North Canon Drive, Suite #328
Beverly Hills, California 90210
(Address of Principal Executive Offices)

(310) 205-9907
(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 -- REGISTRANT’S BUSINESS AND OPERATIONS

None

SECTION 2 - FINANCIAL INFORMATION

None

SECTION 3 - SECURITIES AND TRADING MARKETS

None

SECTION 4 - MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. On or about October __, 2005, our board of directors, upon the advice and recommendation of our accountants, determined that we should reclassify certain pre-paid consulting expenses incurred in 2004 from an expense to equity. This action will result in a decrease in our net loss and an increase to prepaid consulting fees. The net effect on stockholder’s equity as reported in our form 10KSB for the year end 2004 and our interim quarterly reports for the quarters ended March 31, 2005 and June 30, 2005 was nil. The issue arose from a bookkeeping error which inadvertently identified the pre-paid consulting as an expense.

We have also reclassified the deficit that arose from the operations of MW Medical. The reclassification resulted in an increase to additional paid in capital and an increase to accumulated deficit. The net effect was nil.

We have also reclassified notes payable as shown in our Statement of Cash Flows for these periods from Operating Activities to Financing Activities.

These matters were discussed and agreed upon with our auditors.

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT

None

SECTION 6 - ASSET BACKED SECURITIES

None

SECTION 7 - REGULATION FD

None

SECTION 8 - OTHER EVENTS

None

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVI SKIN, INC.

__________________________________
Parrish Medley, Chief Executive Officer

Date: October __, 2005

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS
							From the Date of
			Three months ended June 30,		Six months ended June 30,		inception March 21, 2004
			2005	2004	2005	2004	through June 30, 2005

Revenues			-	-	-	-	-
Cost of revenues			-	-	-	-	-
		Gross Profit (Loss)	-	-	-	-	-
Operating Expenses
	Selling, general and administrative		151,688	175,756	282,370	175,756	1,107,625
	Depreciation		3,360	999	6,015	999	9,424
	Consulting Fees		242,010	-	583,790		2,814,793
	Professional Fees		27,352	-	74,077		618,259
		Total oper. Expenses	424,410	176,755	946,252	176,755	4,550,101

		(Loss) From operations	(424,410)	(176,755)	(946,252)	(176,755)	(4,550,101)

Other Income (expenses)
Interest expenses			(5,005)	-	(10,005)	-	(20,005)
Interest income			8,850	874	10,326	874	15,524
			3,845	874	321	874	(4,481)

		NET (LOSS)	(420,565)	(175,881)	(945,931)	(175,881)	(4,554,582)

Basic and diluted (loss) per common share			(0.04)	(0.02)	(0.09)	(0.02)

Basic and diluted weighted average common
shares outstanding			11,303,392	9,606,527	10,969,483	9,606,527

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

					From the Date
			For the period	For the period	of inception,
			ended	ended	March 21, 2004 to
			June 30, 2005	June 30, 2004	June 30, 2005

OPERATING ACTIVITIES
Net (loss)			(945,931)	(175,881)	(4,554,582)
Adjustments to reconcile net (loss) to net
cash used in operating activities:
	Prepaid consulting expense		352,604	-	528,906
	Stock based compensation & expenses		36,135	2,567	3,033,637
	Depreciation and amortization		6,015	999	9,424
	Accrued interest		10,000	-	20,000
Changes in operating assets and liabilities:
	Certificate of Deposit		(1,724,760)	(500,874)	(2,037,712)
	Prepaid Expenses		9,375	-	-
	Deposits		-	-	(3,700)
	Accounts payable		32,170	-	71,330
		Net Cash (used) by
		Operating Activities	(2,224,392)	(673,189)	(2,932,697)

INVESTING ACTIVITIES
Cash flow from investing activities:
	Purchase of fixed assets		(14,800)	(20,751)	(53,912)
		Net cash used in investing activities	(14,800)	(20,751)	(53,912)

FINANCING ACTIVITIES
	Short term note payable		(10,500)	-	-
	Notes payable-related party		-	-	200,000
	Proceeds from stock transactions		1,861,292	765,348	3,114,840
		Net cash provided by
		Financing Activities	1,861,292	765,348	3,114,840

Net change in cash and cash equivalents			(377,900)	71,408	128,231

Cash beginning of period			506,131	-	-

Cash end of period			$ 128,231	$ 71,408	$ 128,231

NONCASH ACTIVITIES

Issuance of common stock related to prepaid consulting fees			$ -	$ -	$ 2,634,375

DAVI SKIN, INC.
(formerly MW Medical, Inc.)
(A Developmental Stage Company)

CONSOLIDATED BALANCE SHEET
			(Unaudited)	(Audited)
ASSETS			As Of	As Of
			June 30,	December 31,
Current Assests			2005	2004
	Cash		$ 128,231	$ 506,131
	Certificate of Deposit		2,037,712	312,952
	Prepaid Expenses		-	9,375

		TOTAL CURRENT ASSETS	$ 2,165,943	$ 828,458

Fixed Assets, net of accumulated depreciation of $9,424			44,489	35,703

Other Assets
Deposits			3,700	3,700

		TOTAL ASSETS	$ 2,214,132	$ 867,861

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
	Accounts payable		71,330	39,160
	Short term note payable		-	10,500
	Notes payable- related parties		220,000	210,000
	Funds received pending stock issuances		105,500	-

		TOTAL CURRENT LIABILITIES	$ 396,830	$ 259,660

Stockholders' Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized,
and no shares issued and outstanding			-	-
Common stock; $.001 par value; 90,000,000 shares authorized,
11,477,453 shares issued and outstanding			11,477	10,713
Additional paid-in capital			6,748,902	4,975,938
Prepaid consulting expense			(1,410,417)	(1,763,021)
Stock subscriptions receivable			(6,500)	(8,200)
Accumulated deficit during developmental stage			(3,526,160)	(2,607,229)

		TOTAL STOCKHOLDERS' EQUITY	$ 1,817,302	$ 608,201

	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,214,132	$ 867,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business. Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History. On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a quasi-reorganization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Development stage company. The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue there from.

Going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $4,201,978 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year. The Company’s fiscal year end is December 31.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition. Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents. The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Fixed Assets (continued)
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments .Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended March 31, 2005 and from inception to March 31, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes. The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $4,000,000 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss). The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs. Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through June 30, 2005.

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through March 31, 2005, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employee’s options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3. RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $20,000 has been recorded. The creditor has agreed to extend the due date of the note until December 31, 2005.

4. STOCK ACTIVITY

During the quarter, the Company sold equity securities through two separate offerings without registration under the Securities Act of 1933. Some shares purchased through the offerings were not issued until July 2005, however, proceeds from the sales were received prior to June 30, 2005. Consequently, at June 30, 2005, the Company has booked a liability of $105,500 pending the stock issuance. All of the stock purchased was subsequently issued in July, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development State Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(continued)

5. EQUITY SECURITIES OFFERINGS

On January 1, 2005, the Company commenced two separate equity securities offerings. The first offering (“offering one”) is targeted to Non-United States investors and the second offering (“offering two”) is targeted to domestic investors. Both offerings allow the investor to purchase one unit, consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.50, exercisable for 24 months. The purchase price of each unit is $6.00. The market price of the Company’s common stock on the date of offering was $5.25. There is no vesting period for the warrants; however, they are only exercisable for 24 months after the date of purchase. During the quarter ended June 30, 2005, 25,000 units were sold from offering one and 52,700 units were sold from offering two. As of June 30, 2005, a total of 198,947 and 199,451 units have been sold from offering one and offering two, respectively.